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                                                                    EXHIBIT 20.1


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                   CATALYST SEMICONDUCTOR, INC. ANNOUNCES THE
                      AMENDMENT OF ITS BANK LOAN AGREEMENT
                       AND SETTLEMENT WITH MAJOR CREDITORS

SUNNYVALE, Calif.--(BUSINESS WIRE)--May 9, 1999--Catalyst Semiconductor, Inc. (OTC: CATS - news) today announced that it has amended its loan and security agreement with Coast Business Credit, the Company's principal lender, to reduce the interest rate and fees, extend the term by two years and make the financial covenants less restrictive. Under the amended agreement the Company can borrow up to $5,000,000 based on the value of certain receivables. As previously reported, the Company had been in default under the previous loan covenants and had been operating under a forbearance agreement. The Company is currently in compliance with all the terms of the amended loan agreement.

The Company also announced that it has settled a previously disclosed disputed obligation of $1,600,000 with Micro-Comp Industries. Under the settlement, Catalyst agreed to pay a total of $800,000, of which $400,000 has been paid and the remaining $400,000 is payable over the rest of the calendar year. The company has also fulfilled its final obligation under an agreement reached in September 1998 with Intel Corp, regarding certain past due royalty payments.

Radu Vanco, Company's President and CEO, said "These actions represent significant steps toward implementing the financial recovery plan we initiated a year ago and will have a significant effect in correcting the Company's net worth deficit starting with the quarter ended April 1999. We have a cash balance in excess of $2,000,000 which combined with the improved recent financial results, help create a more normal environment for the Company's operations."

Except for those statements that report the Company's historical results, the statements being made are forward looking statements. Actual results could differ materially from those projected in the forward looking statements. Factors which could cause actual results to differ from expectations include the following: volatility in supply and demand affecting revenues and market prices, timing and market acceptance of new products, increased expenses associated with new product introductions or process changes, delays in developing or achieving volume production of new products, ability of the Company to maintain its bank credit line, customer and vendor base and delays in and/or inability in raising additional capital. Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained under the heading "Certain Factors That May Affect the Company's Future Results of Operations" listed from time to time in Catalyst's SEC reports, including but not limited to the report on Form 10-K for the year ended April 30, 1998.

Catalyst Semiconductor, Inc., headquartered in Sunnyvale, California, designs and markets a broad range of programmable products, including Serial EEPROMs, Parallel EEPROMs, Flash Memories, Mixed Signal and Micro-controller Supervisory circuits. Catalyst's Quality Management System has been certified to the ISO 9001 Standard by SGS Yarsley International Certification Services, Inc.

Contact:
         Catalyst Semiconductor, Inc.
         Dianne Johnson, 408/542-1051 (Investor Relations)
         Facsimile: 408/542-1405
         dianne.johnson@catsemi.com